Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations attributable to common shareholders	$442,034	$437,257	$397,595	$406,074	$387,380
Income taxes	236,411	237,720	220,705	230,591	237,317
Fixed charges	213,973	202,465	208,226	206,089	219,437
Total earnings	$892,418	$877,442	$826,526	$842,754	$844,134
Fixed Charges:
Interest expense	$205,720	$194,964	$200,950	201,888	$214,616
Estimated interest portion of annual rents	8,253	7,501	7,276	4,201	4,821
Total fixed charges	$213,973	$202,465	$208,226	$206,089	$219,437
Ratio of Earnings to Fixed Charges (rounded down)	4.17	4.33	3.96	4.08	3.84